UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934*
ALJ Regional Holdings, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
001627108

(CUSIP Number)
December 31, 2016

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1		NAME OF REPORTING PERSONS Harland Clarke Holdings Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-1696500
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% [1]
12		TYPE OF REPORTING PERSON (See Instructions) CO

1 This percentage is calculated based upon 34,574,641 shares of the Issuer’s common stock issued and outstanding as of December 31, 2016.

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
ALJ Regional Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
244 Madison Avenue, PMB #358
New York, NY 10016
Item 2.
(a)	Name of Person Filing:
Harland Clarke Holdings Corp.
(b)	Address of Principal Business Office or, if none, Residence:
10931 Laureate Drive, San Antonio, TX 78249

(c)	Citizenship:
Harland Clarke Holdings Corp. is a corporation organized under the laws of Delaware.
(d)	Title of Class of Securities:
Common Stock
(e)	CUSIP Number:
001627108

SCHEDULE 13G

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Member of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2017
Harland Clarke Holdings Corp.

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	SVP and Assistant Secretary